SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OMI CORPORATION
(Name of subject company (Issuer))
TEEKAY SHIPPING CORPORATION
TEEKAY ACQUISITION HOLDINGS LLC
OMAHA, INC.
AKTIESELSKABET DAMPSKIBSSELSKABET TORM
(Names of Filing Persons (Offerors))

Common Stock, par value $0.50 per share	Y6476W104
(Title of classes of securities)	(CUSIP number of common stock)

Francelyn Bethel	Mikael Skov
Teekay Shipping Corporation	Aktieselskabet Dampskibsselskabet TORM
Bayside House, Bayside Executive Park	Turborg Havnevej 18
West Bay Street & Blake Road, P.O. Box AP 59212	DK — 2900 Hellerup
Nassau, Bahamas	Denmark
Telephone: (242) 502-8880	Telephone: +45 39 17 92 00
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:

David S. Matheson, Esq.	John M. Reiss, Esq.
Perkins Coie LLP	Oliver C. Brahmst, Esq.
1120 N.W. Couch Street	White & Case LLP
Tenth Floor	1155 Avenue of the Americas
Portland, Oregon 97209-4128	New York, New York 10036
Telephone: (503) 727-2000	Telephone: (212) 819-8200

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Check the appropriate boxes below to designate any transactions to which the statement relates:
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Teekay Shipping
Acquisition of OMI Conference Call
April 18, 2007
Operator:     Good morning, my name is Tamika and I will be your conference operator today. At this time I would like to welcome everyone to the Teekay to discuss acquisition of OMI conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. If you would like to ask a question during this time then please press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the star, then the number two on your telephone keypad.
     At this time I would like to now turn the conference over to President and CEO of Teekay Shipping, Mr. Bjorn Moller. Your may begin.
Scott:     Before Mr. Moller begins, and before I read the forward-looking statements, I would like to direct all participants to our website at www.teekay.com where you will find a copy of the OMI acquisition presentation. Mr. Moller and Mr. Lok will review this presentation during today’s conference call. I will now read the forward-looking statements.
     Please allow me to remind you that various remarks that we may make about future expectations, plans and prospects for the company and the shipping industry, constitute forward-looking statements for purposes of the Safe Harbor Provision under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in our most recent annual report on Form 20-F dated December 31, 2005 on file at the SEC.
     I will now turn it over to Mr. Moller to begin.
Bjorn Moller:     Thank you Vince, thank you Scott, and I’m here with Vince Lok, our CFO, and also I’m joined this morning, from Connecticut, by Peter Evensen, our Chief Financial Officer, our Chief Strategy Officer.
     So I’m very pleased to discuss with you this morning a major strategic move for Teekay Shipping. Teekay and TORM will jointly acquire OMI Corporation for $29.25 per share in cash. Although Teekay’s effective price is actually reduced by the pre-existing shareholdings we had, and this will bring down our cost by about $0.33 per share. The total enterprise value is $2.2 billion, of which our share is 1.1 billion.

     We bought one of the premier Suezmax businesses in the industry, which will provide us with seven OMI Suezmax tankers, six in-charter Suezmax’s and also a fleet of commercially managed vessels. In addition we’re acquiring eight product tankers, made up of four medium range product tankers carrying about 48,000 tons, and four handy sized Product tankers which carry about 37,000 tons. We have established a very good partnership with TORM in this bid, and this means that each party was able to agree to acquire assets that they can really maximize within their fleet and systems. And the transaction is subject to various approvals, and is expected to close during the second quarter of 2007.
     Turning to slide four, the investment highlights are that the addition of OMI franchise positions Teekay as the clear market leader in medium sized crude oil tankers. It will allow us to provide a broader, more flexible service for our customers and will reduce the average age of Teekay’s already modern double hull fleet even further. We expect the acquisition to create significant revenue and cost synergies with our existing business, and it will also increase our presence in the product tanker market. We see the acquisition as being immediately accretive to earnings, and we expect, for 2008, a 10% accretion to earnings.
     Over 80% of the fleet is currently out on six charters with a contract length of two years, on average and 70% of 2008 cash flow from vessel operations, or CFVO, is already locked in. There’s upside potential from profit sharing from the spot presence of some of the vessels, and from the purchase options that we have on several of the in-charter vessels and the acquisition, supports our plan to carve out our conventional tanker business into separate public listed entities called Teekay Tankers, and I’ll speak to each of these points on the following slides.
     If you turn to page five, you see here that we are acquiring one of the world’s premier fleets. This is a homogenous and modern fleet with an average age of 4.4 years, all double hull. The ships are on charters to high quality customers and we also have profit share on five of the vessels, namely two Suezmax and three product tankers. The time charters I would characterize as being in-charter — significantly in the money, and the out-charters are roughly at today’s market levels, and we have purchase options on a number of vessels as I indicated.
     Looking at the strategic rationale in the next slide, the strategic rationale for acquiring Suezmax assets is the fact that we have already ordered 10 Suezmax tankers. But when this opportunity came up, it was logical for us to continue to grow our franchise but not doing so through new buildings, but instead acquiring the best block of Suezmax tankers that are out there. So we took this step in order to consolidate the industry. This will immediately expand our Suezmax footprint to 33 vessels in addition to our new building program. It compliments our Aframax franchise because of the synergies between the two segments.

     So those investors on the call that are not very familiar with the spot tanker business, the Suezmax tankers carry about 1 million barrels of cargo per lifting, whereas Aframax’s carry 700,000 barrels. So that’s the immediately adjacent vessel size, and so there are freighting synergies and so on between the vessels. This will enhance our flexibility to undertake large-scale volume contracts with our customers and also offer them vessels on time charter, which is something they have been asking us to do.
     It will raise our fleet utilization because of the scale, and the scheduling efficiencies. So, for example, when you have Port delays, having a larger, homogenous fleet allows you to provide backup vessels, which enhances your utilization and also gives good service to your customers. And it also enhances our asset management business through the chartering pools involving seven Suezmax tankers and chartering alliances, which involve another 16 Suezmax’s and we hope to build further on this as the management platform.
     As you can see on slide number seven, this transaction makes Teekay the clear market leader in medium sized crude oil tankers. We will be approaching a 10% share of the medium sized crude oil tanker market, and this excludes our shuttle tanker vessels. Still, as you can see, here is a fairly fragmented market, and we continue our role as one of the leading consolidators in the industry.
     Looking at Suezmax Tanker rates on slide number eight, Suezmax Tankers have enjoyed very strong markets, in line with other parts of the tanker business, but on a relative basis, Suezmax’s have been the best performing sector in the crude business, and they continue to enjoy firm levels on strong fundamentals. Suezmax rates have also been narrowing in the gaps, the VLCC rates, and so, in other words, approaching the earnings of the larger vessels, and at the same time pulling away from Aframax tankers. And one of the reasons we see for this is the fact that there are only about 300 Suezmax tankers in the world, compared to about 750 Aframax’s, and so if you have Port delays, or disruptions, or sudden arbitrage windows open, it doesn’t take a lot to get more of a scarcity value in that market.
     As you can see from the chart also, we have enjoyed strong but the usual seasonality. Very strong rates the last couple years, and we are ahead of the last two years average, so far year to date.
     Looking at Suezmax market fundamentals, the demand is expected to continue to grow at a good pace for Suezmax’s. There’s rising production from any of the key Suezmax loading areas like the former Soviet Union, West Africa, which for example, is a major loading area for

Suezmax’s which has seen a 25% increase in production over the last five years, North Africa and Brazil, other key markets. We are also seeing the gradual transition from Aframax to Suezmax on certain trades like the North Sea, Trans-Atlantic, and the Black Sea, and in the Caribbean. And we also have Atlantic to Asia crude oil trades growing, which drives ton-mile demand increase in excess of what you normally would see. And so the complementary nature of Aframax and Suezmax is also born out by these trading changes. So we expect, overall Suezmax demands to grow by an average of 4%, sorry, the last five years it’s grown over 4% per year, and we expect this to continue going forward.
     On the supply side there is a large order book for Suezmax tankers, but this is spread out over a four year period, and it’s also offset by the single hull phase-out and the rising use of Suezmax tankers for conversions to, for example, offshore and other purposes. So we expect roughly supply growth to come in at an average of 5% annually or roughly in line with demand growth.
     Turning to the strategic rational for product tankers in slide 10, this transaction enhances our existing in-chartered medium sized product tanker presence and establishes a core owned fleet that will act as a base fleet going forward. This core fleet provides opportunity for us to leverage our competence in freight trading because medium sized product tankers are a very liquid trading market, and it feeds and fits into our asset management strategy. And also the scheduling intensive nature of medium sized product tankers is very aligned with Teekay’s trading competence.
     Medium sized product tankers are very flexible, a little bit like Aframax’s are in the crude sector, and this is why they are exactly the right size to fit in to the restricted ports and to work in some of the global constrained refinery situations around the world. Particularly in ports in countries like the United States, in regions like Asia and Europe, and in addition the medium range, or MR product tankers are not just intra-regional traders, they’re increasingly becoming inter-regional, and this is driving ton-mile demand.
     The MR, or the medium sized product tanker fleet we are acquiring complements our presence in both the larger LR-2 tanker and the smaller, intermediate product tanker segment, and customers have been asking us to increase our presence in these sectors.
     Looking at medium sized product tanker rates on slide 11, we’ve seen a strong market for several years. 2005, which is shown here by the red line, of course saw a pick-up towards the end of the year related to the hurricane situation. Then in 2006 was another very strong year, but this time there were no hurricane effects, but simply based on firming fundamentals, and year to date we’ve seen these, the very strong market, well ahead of the last two years, again because of the tight fundamental market, and let’s look at these fundamentals on slide 12.

     The product tanker demand is expected to grow even faster than the crude oil demand. I mentioned some of the long haul trade routes and the volumes. It’s not just the product volumes that’s growing but the distances are growing as well, meaning that you’re getting a double effect on the product tanker demand growth. A lot of the new refineries are built in the Middle East and Asia, which is at great distances to many of the markets, and for example, European and US. The US and European markets are importing products from further afield to meet the growing demand in their regional refinery imbalances.
     For example US product imports have grown more than 60% since 2006, and in fact, gasoline imports are more than double. And a lot of this from Europe, but increasingly also, we’re seen gasoline moving from Asia to the United States over the Pacific. So obviously very significant distances, and a lot of this product is moved on medium sized product tankers because they can fit into the Ports in these countries. So demand growth has been over 6% for the last five years. We expect that level of demand growth to continue. On the supply side, again we have a large order book, but this is offset, in part, by over 30% of the fleet being single hull. On a net basis we’ll probably see 7 to 8% supply growth and therefore not much difference in the types of market fundamentals.
     On slide 13 I’d like to take a moment to discuss another announcement we made yesterday, which is the planned launch of Teekay Tankers. I should say that I’m limited to what I can say on this, in this area because of the pending transaction, but I can say that this is part of continuing our innovative corporate restructuring of Teekay, and as I mentioned at the top, we plan to create a publicly traded entity that will be dedicated to conventional tankers and will initially own a portion of our existing conventional tanker fleet.
     The OMI assets represent additional growth opportunity for the Teekay Tankers vehicle. This pure plays tanker company is expected to provide the currency to grow our conventional tanker franchise, not dissimilar to what we’ve been able to achieve in Teekay Offshore Partners, and Teekay LNG Partners. It will enhance Teekay’s asset management strategy in the marine mid-stream space, and it will illuminate the value of our conventional tanker business, which we believe is under valued inside the Teekay parent. We are hoping to complete this transaction in the second half of 2007.
     I’ll hand it over to you Vince to talk about the acquisition economics.

Vincent Lok:     Thanks Bjorn. Let me start by walking you through how we get to our estimated increase in numbers. Teekay’s share of the OMI assets being acquired are primarily crude tankers, which have a lower cash flow multiple. The estimated EBITDA or CFVO from the fleet we are acquiring in 125 million, pre-synergy. Approximately 70% of this 125 million in cash flow is fixed, and hence a large portion of the accretion is locked in.
     We are using $45,000 per day as our assumption of spot Suezmax rates. But even if Suezmax rates decline by 20%, the CFVO would decline by only 10%. We see $20 million in total revenue and cost synergies commencing in 2008, which consists of estimated revenue synergies of 5 million from higher utilization of our existing Suezmax vessels, and 15 million in estimated cost synergies representing duplicate, duplicative overhead costs and other savings through economies of scale.
     Including the 20 million in total synergies, the incremental CFVO from this transaction is 145 million, commencing in 2008. So essentially we’ve acquired 1.1 billion in assets, which generates EBITDA of 145 million, or a multiple of 7.6 times. This cash transaction is being funded with debt, sourced at an all-in price of about 6%. Part of this funding includes a new $700 million debt facility which we have secured for this transaction.
     Subtracting the estimated depreciation and amortization expense of 46 million and interest expense of 65 million, from the 145 million in CFVO, results in incremental net income of 34 million, or $0.45 per share. This is an increase of 10% over the assumed pre-acquisition EPS of $4.50, based on an average Aframax PCA rate of $35,000 per day, which is what we achieved in 2006.
     Looking at the balance sheet impact, on a pro-forma basis, this acquisition will increase our consolidated net debt CFVO from 3.4 times, to four times, which is at a comfortable level, especially considering the significant amount of stable cash flow being generated from Teekay’s existing fixed rate businesses, as well as the OMI assets. The ratio does not take into account the equity from the planned initial public offering of Teekay Tankers later this year the proceeds of which will likely be used to repay debt.
     With the new $700 million debt facility, our consolidated liquidity will remain at a very strong level at 1.7 billion after this transaction. So in summary, in addition to the strategic benefits Bjorn discussed earlier, this transaction is expected to be immediately accretive to our earnings, and generate significant cash flows with further outside potential. I’ll now turn it over to Bjorn for closing comments.

Bjorn Moller:     Thank you Vince. So in summary, this is a compelling transaction for Teekay. We are acquiring a great business that makes us more relevant to customers, and we are driving consolidation of the industry. We think this transaction comes with an excellent risk return ratio. We didn’t just go and buy spot assets, we bought a tanker franchise with medium term charter coverage, plus upside, plus adding to our asset management platform. Many of the ships will come free at a very good time, leading up to 2010, which we expect to be a high point in the market, and transaction is, as Vince indicated         ,immediately accretive, and will create, in our view, great long-term shareholder value.
     Thank you for listening this morning, and we’d like to open it up for questions Operator.
Operator:     Thank you. At this time to register a question, press star, one on your telephone (inaudible).
     Your first question comes from Doug (inaudible).
Doug:     Morning Bjorn, Vince and Peter, and congratulations on your acquisitions of some very attractive assets. Just had a few quick questions for you; first, could you go into, and maybe shed some color on your decision to approach OMI jointly with TORM, as opposed to possibly acquiring the company yourself?
Bjorn Moller:     Certainly. We have ongoing contacts with TORM. We feel this joint bid allows two of the industry’s leading companies, in their respective areas, to focus on specific assets that sort of fit in ideally with their respective strategies. And this gives us the maximum synergies by allowing each party to get the maximum value out of the assets. I should also say, you know, I think we’re more comfortable acquiring $1 billion in assets then 2.2 billion in assets. So it was logical to look for a partner, and in looking around the landscape, TORM was a very good partner, we felt.
Doug:     Okay, okay great, and then looking at the, I guess the two segments that you will be acquiring — first in the Suezmax market, you referenced how OMI has made other ships on time charter contracts either physical or synthetic. For this ship set, or currently in the spot market, do you anticipate more or less keeping that employment profile, or would you like to some of those ships eventually put away on charters as well?
Bjorn Moller:     I think we will keep a mixture. I think our customers are looking to manage a certain part of their business under control tonnage, which means either owned, or in-chartered, and then they complement that with a degree of spot. Some of them have a 50/50 kind of ratio for that, others have, you know, just either keep one third owned, one third in-chartered, and one third spot. So I think our customer want to, want us to offer them a mixture, or blend of these types of contracts, so we’ll obvious respond to that. We now have a much greater fleet with which to do that, and more flexibility.

Doug:     Okay great, and then looking at the product tankers that you acquired, was there anything in particular about these eight vessels that caused them to be more attractive to you then the other 26?
Bjorn Moller:     We simply agreed to split the assets in proportion to what was in the OMI product tanker fleet, but it does give us both MR and handy size, which each have a specific characteristics. So we’ll have, I guess, a good core in, even through those two types of vessels are relatively similar in size, they actually have slightly different freighting markets and characteristics. And so we’ll be able to service customers in related, but nevertheless slightly different rates and use this core ownership on vessels as, to build a more active trading strategy around.
Doug:     Okay, okay great and then one final question Bjorn. I don’t know how much you can talk to this and because it pertains to the newly listed company that you all will be creating. But do you, but it has more to do with Teekay’s strategy. Do you envision, and this appears to be kind of the final piece in the puzzle in terms of some of the parts valuation analysis that we’ve all talked about for the last couple of years, but do you envision, at some point, Teekay Corporation becoming a holding company, more or less, of the three soon to be publicly traded names, and making that mass pretty simple at that point?
Bjorn Moller:     Well I guess we certainly want to keep it simple, but the point is, I think, Teekay, at the parent level, is really a project developer and an asset manager, and we will continue to need a sizable balance sheet there in order to make counter-cyclical investments, to make franchise acquisitions at any point in the cycle, to warehouse the many projects that we’re developing, and we are growing the snowball so that snowball will of course, require capital. We also will own the general partners of IMLPs at that level. So I think, you said the final piece, I would like to say it’s only an important piece, but I think we’ll continue to see the evolution of our organization around how, what the business needs dictate.
Doug:     Okay so Teekay Corporation will also be an asset owner as well as a, you know, a shareholder in many of the new publicly traded names?
Bjorn Moller:     I think we’ll see how that develops. This will be an element of divesting and pushing specific assets into a special purpose vehicle or dedicated vehicle. So the asset manager role will include, I think, needing a balance sheet. It’s not, asset management strategy isn’t necessarily going to mean asset life, it’s just going to mean higher returns on...

Doug:     Perfect, great, thank you very much and congratulations once again.
Bjorn Moller:     Thank you.
Operator:     Thank you, your next question comes from (inaudible).
Oris: (sp?)     Oh is this me? Yeah this is ...
Bjorn Moller:     Hi Oris.
Oris:     How are you?
Bjorn Moller:     Good thanks.
Oris:     Good, I guess congratulations. Chat on the street is it seemed like a high price relative to any of the steel itself, but listening to your rationale, I can see how a lot of it works, so congratulations. Doug asked a lot of great questions, so I guess my main question is more of a one going into the future. For the other MLP’s, there are some crude tankers in there. Do you envision a change in strategy with TOO and TGP in relationship to this new tanker vehicle that you may put out there? And then secondly, will this new tanker vehicle be a MLP or are you still debating that?
Bjorn Moller:     Well I think the characteristics of Teekay Offshore and Teekay LNG are very long term, stable, fixed-rate charters. So in the OMI fleet and for example, that there are both spot vessels and medium, short to medium, sized charters, so the characteristics of the conventional tanker business, that’s going to be hard to keep the tankers, will be more volatile then that of TOO, and TTP. It will be exactly like those two entities, but the think you can kind of rely on our track record of being innovative in the way we structure these things that we’ll find a suitable and attractive strategy for Teekay Tankers. But I don’t believe it will cause any change to the strategy of TOO or TGP.
Oris:     Okay and sort of a follow on to that, and I guess you have sort of answered it, but with this new entity then, the MLP capable assets, as you describe them in your other presentation, or eligible assets, those will still be really lined up for their respective MLPs at this time, and the tanker the new tanker run will be completely separate?
Bjorn Moller:     That’s correct.

Oris:     Okay that’s good; one last question. You guys, you describe, and I tend to agree with you about demand and supply, and I think that over the long term demand does exceed supply. So I agree with you there, but in the near term, supply is going to exceed demand this year, and very much likely next in I wouldn’t say dramatic form, but I think there’s a softening rate environment coming forward, and even the figures you guys put forward may indicate that, depending on how ton-miles demand goes. Was this, you know obvious, you decided this is the right time, but did you think there would be no other opportunities coming up in the next couple of years to find equivalent assets cheaper?
Bjorn Moller:     I don’t think there is an equivalent asset out there Oris. I think this is a unique asset and I think it’s dictated by the shareholders and Board and management of OMI when this asset came for sale. So I’m just pleased that we have the financial flexibility to act decisively. As far as the market is concerned, we actually see that ’07, ’08 are going to be very tight. We expect, you know, OPEC to increase production later this year, based on declining inventories, and the call on OPEC going up, and so I’m looking at pretty tight fundamentals actually. And of course you still have the buffer of single hull vessels and the older vessels which will take, you know, they tend to absorb most of the sort of seasonal volatility in demand, so we’ve actually seen that the modern end of the segment has stayed very strong, as demonstrated by the freight graphs that we included in our presentation.
Oris:     Yeah, now it’s definitely separated out and certainly over the long term I agree with you, and I think it’s pretty tight as well. Not fully disagreeing, just more ...
Bjorn Moller: Right, but look at the asset values as well. I mean shipyards are just stretching, filling up 2010 very quickly, so...
Oris:     Yeah.
Bjorn Moller:     Dry dock (sp?) is doing knots, (sp?) the container business is picking back up again. I mean you’re hearing antidotal stories out there about shipyards not being able to get steel. So you know, I think there’s going to be a real tightness in the asset market, even if there’s volatility in the freight market.
Oris:     Does that mean that everybody with a single hull does run it to the bitter end?
Bjorn Moller:     I think it’s a matter of cash flow and it’s a matter of investment hurdles around special surveys and regulatory phase out, and offshore conversions, and many things like that.

Oris:     All right. Well thank you very much, congratulations and you know, great activity. Thank you.
Bjorn Moller:     Thank you Oris.
Operator:     Thank you, and your next question comes from Justine Fisher (sp?).
Bjorn Moller:     Justine? All right looks like ...
Operator:     She withdrew her question; your next question comes from John Constonis (sp?).
Bjorn Moller:     Constonis.
John Constonis:     Constonis, yeah hi, a question for Bjorn first. Obvious is the past you have been very disciplined in terms of acquisitions and when to buy, when to sell. When you look at the potential deal, what is your targeted rate of return in this deal? Say there, you know, with contracts or without contracts a day?
Bjorn Moller:     Well I mean we’re looking at doing, you look at, well let me look at the strategic side, and maybe I’ll ask Vince to talk about the financial side. I mean this is a, we bought the leading Suezmax business in the industry, whose returns have consistently out performed the market. So it’s very strategic and is an asset that is particularly valuable in Teekay’s hands.
     Vince, do you want to speak to the returns on this?
Vince Lok:     Yeah, as I mentioned earlier, the EBITDA multiple on this is 7.6 times, if you look at it on a cash on cash return it’s 13%, and you know there’s further upside, as Bjorn mentioned, through profit sharing arrangements in some of the charters. We have purchase option on some of the vessels, and also the spot presence on some of the other remaining vessels that are not on charter.
Bjorn Moller:     Yeah, so I mean we’re looking at it from a long-term value standpoint. I mean we said in the past that our target for un-levered IRRs in different parts of our business are, in the FPSO sector 12 to 15%, and shuttle tankers 10 to 12; in the LNG business, 8 to 10%, and in the conventional tanker business, north of 9%. That’s, I think we mentioned, is at the par. Analysts say (inaudible) invested there recently.

John Constonis:     The thing is that is if you take, like the contract with OMI currently has in the, you know, high 30 level, and you take whatever the stable high market is today, you don’t even get close to these returns. I mean how, unless you assume that the (inaudible) are going to have a 45 or $50,000 market in the next few years, I’m not sure how this is going to be a 9% investment. And again, you have like until 2009, the rate here, so it’s pretty easy to calculate that.
Bjorn Moller:     Sorry, I mean, I guess our point is that we have the cash flow locked in largely for the next two years, and that’s at the mid to high 30s for the Suezmax tankers. That’s correct. We are assuming, in our model, a $45,000 a day spot Suezmax tanker market, and, but we also said that with a 10%, 20% decline in charter rates, this would only have a 10% effect, negative effect on the EBID, on the cash flow, from OMI. So you have to look at what your perspective long-term on the tanker market and we view this being an attractive position for Teekay.
Vince Lok:     And also John, there’s six in-charter vessels at very attractive rates. They’re considerably in the money, so you have to take that into consideration when you look at the returns as well.
John Constonis:     Yeah, good enough, that actually makes sense. A different question on the alliance for what — what’s your plans there?
Are you going to keep that running or what’s the deal with Front Line?
Bjorn Moller:     Well I think it’s early days. We certainly view that, we haven’t had the opportunity to discuss this with Front Line, but we certainly intend to discuss with them the opportunities for future cooperation. That’s been a successful alliance and I don’t see any reason why it should not continue to be.
John Constonis:     Okay and finally Vince, what is your product carrier assumptions for 2008 to get the cash flow from operations?
Vince Lok:     They are in the low 20s.
John Constonis:     Mid-20s?
Vince Lok:     Low 20s.
John Constonis:     Oh, low 20s.
Vince Lok:     Yes.
John Constonis:Okay, thank you.
Operator:     Thank you, your next question comes from Philippe Lamiere (sp?).

Philippe Lamiere:     Yes, good morning.
Bjorn Moller:     Hi Philip.
Philippe Lamiere:     Hi, a couple of questions here. First of all, before I start asking questions about the transaction, I just want to double check. Are all the synthetic charters that OMI had in place in Suezmax’s going to remain intact?
Bjorn Moller:     Yes.
Philippe Lamiere:     They are?
Bjorn Moller:     They are all going to be taken over by us.
Philippe Lamiere:     The first question I have is on the synergies that you guys had targeted. I mean before the deal, I think OMI was an exceptionally well run company and had the benefit of that alliance chartering pool. What I’m wondering is how does the addition of Teekay’s expertise help further enhance the chartering capabilities of the company to add synergies? And also, on the cost side, what do you specifically target to get those synergies?
Bjorn Moller:     Well actually it’s, I, maybe we, this is a little different because in many cases where we’ve acquired assets, we’ve been looking to enhance the performance. We actually recognize the industry leading performance of OMI’s Suezmax business and so the revenue synergies are actually in the Teekay fleet, from the fact that they have such a strong performance. So we certainly agree with you. It’s an extremely well run business, and it’s important for us to ensure that we retain and integrate the key elements of that successful commercial business into our company.
Philippe Lamiere:     Right. On a couple of the smaller details, when it comes to the chartering department and expertise of the Stanford staff and other elements of OMI, do you know what part of that you guys inherit, versus TORM?
Bjorn Moller:     We’re going to meet with TORM and OMI and we’re going to conduct a, commence a strategic review. It will initially be business as usual, with the transaction expected to close in June, so obvious the main priority is on continuity of sort of solid operations, and customer service. Then we’ll conduct a strategic review of the global OMI operations and Teekay’s operations. You know, essentially in as much as we’re dividing the assets in the companies, then we also will look at the elements of software that relate to those assets, to the extent there are discreet activities within the company. We’ll conduct an analysis of that.

Philippe Lamiere:     A couple questions for Vince on that. First of all the eight product tankers that you guys get, am I correct in seeing that three of those are product tankers with profit share?
Vince Lok:     That’s correct.
Philippe Lamiere:     And then a last question for you, for the debt that you guys are raising, do you have a cost of debt for that that you could give us, or you just guiding us on the interest expense?
Vince Lok:     Yeah, the all-in debt cost is assumed to be 6%.
Philippe Lamiere:     And then the second question, or second group of questions I had, was on the new vehicle that you guys are contemplating. Do you know yet, or can you inform us, the structure of that, in a sense is, is this going to be proposed as a similar dividend payout structure even through it might not be a MLP structure, or is it traditional tanker with cash flow retained within the company.
Bjorn Moller:     Peter, would you like to handle that?
Peter Evensen:     I think we’ll, we have a structure but we aren’t willing to be drawn on exactly what that structure is going to look like Philippe.
Philippe Lamiere:     Okay.
Peter Evensen:     But we think it’ll provide superior value.
Philippe Lamiere:     And then one last question on that, again I don’t know if you can answer it. Are you envisioning potentially putting the Petrojarl assets into that or leaving those separate?
Peter Evensen:     Those assets, when they become eligible, would go into Teekay Offshore.
Philippe Lamiere:     Great guys, great transaction and I look forward to the future.
Bjorn Moller:     Thank you.
Operator:     Thank you, your next question comes from John Shipwell (sp?).
John Shipwell:     Thank you, good morning guys.
Bjorn Moller:     Hey John.

John Shipwell:     Just two quick follow-ups. I don’t know if this is for Peter or Vince, but you talked about the returns before. How does this structure, without going into any detail, the Teekay Tankers, how did that change the way you approached the OMI fleet and the price you would pay for it?
Peter Evensen:     I don’t think it changed it one bit. We looked upon the strategic value of that, and whether we put it in Teekay Tankers or whether we put it in, or leave it in Teekay, the whole question is, is it a good deal for Teekay and it a good deal for us as we look at it as being complimentary to the Aframax side.
John Shipwell:     Okay, and then the second one is, both Bjorn and Vince have mentioned the purchase options, I imagine on the in-charter Suezmax’s. How many of those ships have the options and how do those look as far as being in the money or at market right now?
Bjorn Moller:     I think we have, I think three vessels have purchase options. We can just confirm that.
John Shipwell:     And you don’t, when they were signed so that we can try to figure out potentially what the market value was at that time, versus today’s market?
Bjorn Moller:     They are — I guess they are significantly in the money in today’s market, but they have freighter points that are like four or five years out in the future, so we are, you know, we’re looking at that as an upside, rather than something we’ve calculated in.
John Shipwell:     Okay, so they wouldn’t be triggered until the time chartering has ended?
Bjorn Moller:     That’s correct.
John Shipwell:     Okay, thanks Bjorn and Peter.
Operator:     Thank you, your next question comes from Therese Fabian (sp?).
Therese Fabian:     Good morning, I have a background question. Although you have a major mid-sized crude fleet and a new build program in both sets of (inaudible) class, you’ve stressed the fixed rate business over the last two years. Can you give any information on the history of the transaction, and at what point you approached OMI with an offer?

Bjorn Moller:     Okay, well this is, we’ve made comments on two elements of that question. Firstly we certainly have emphasized a growth in our business in the long term fixed rate areas. But we’ve also always considered our large, leading tanker franchise as something that was a core part of our business. So this actually is an extension of our core business, and, one of our core businesses. So it’s not a departure, we’ve grown all of our businesses. As far as the approach, I guess OMI essentially initiated a sales process and we are, we were part of that process.
Therese Fabian:     All right, thank you.
Operator:     Thank you, your next question comes from Tom Rinaldi (sp?).
Tom Rinaldi:     Good morning, I know everyone’s asked about the structure of Teekay Tankers, but I’ll do one more, excuse me, I’ll do it one more time. I guess in looking at the way your other, your MLPs are structured can we assume that it will be structured in such a way that the management resides in Teekay parent, and upside to rate negotiations will reside in Teekay parent, and a steadier stream will exist in Teekay Tankers, or is that not fair?
Peter Evensen:     Well I think what you can see is what we share in common, and the reason we do these carve outs is we see that we have common customers across all the platform, and so we rely upon Teekay to create the business development opportunities that are coming up. Teekay Tanker is clearly, will have spot and short-term fixed employment. So it’ll have different financial characteristics than Teekay LNG or Teekay Offshore. But what it shares in similarity is that we have the very strong concern on technical management, or what we call the Teekay Standard, and customers want us to be, have that common platform, both for business development as well as for technical management. So that’s the benefit that we get from being part of Teekay.
Tom Rinaldi:     And the compensation for that benefit, at the parent level, can I assume is rate upside on a, you know, an increasing proportion of the economics?
Peter Evensen:     Again, we don’t want to be drawn on exactly what it’s going to look like, but with think it’ll be an innovative structure when it comes out.
Tom Rinaldi:     Okay, thanks.
Operator:     Your next question (inaudible).

Male Speaker:     Hi, good morning, just a few follow-up questions here. First of all, just kind of in terms of the acquisition closing out, during the bidding process are there any other bidders you think might try to trump the bid, or is there any kind of, you know, lock up provision that prevents, will prevent another bidder from coming in?
Vince Lok:     We have the usual agreements that specify that if someone were to come in, we would, there would be a termination payment.
Male Speaker:     Okay, so I see. And what kind of regulatory approvals are you going to have to go through to finish the transaction?
Bjorn Moller:     This will be kind of regular competition filings in various jurisdictions, but you know, this is still a very fragmented market so we don’t expect any issues around that.
Male Speaker:     Okay, and just kind of in the modeling, a few questions there. Could you tell me what the DD&A, Vince did you say what the DD&A number was, that you’re assuming again for 2008?
Vince Lok:     Sure it’s, DD&A is about 46 million.
Male Speaker:     Okay and OMI is recognizing their profit shares on an annual basis, would you guys continue to recognize them that way? Is that part of the contract?
Vince Lok:     We’ll probably have to look at that, whether we would accrue for some of those on a quarterly basis. We’ll have to look at that.
Male Speaker:     And then one final question on the chartering, the charter in-rates for the Suezmax vessels, could you give an idea of what those, you know what those rates are?
Bjorn Moller:     They’re average in the high, mid-high 20s.
Male Speaker:     For the Suezmax’s?
Bjorn Moller:     Correct.
Male Speaker:     Okay, all right, thank you very much.
Operator:     Thank you, and your next question comes from Steven (sp?) (Inaudible)
Steven:     Hi guys, thank you for the question. It relates to the previous question. The Teekay Tankers carve-out, is that dependant on the OMI deal closing? That’s my first question, and the second question is, ultimately where will the product tankers’ home be? Will they also be in the Teekay Tankers, or could you envision them in one of the other entities? Thank you.

Peter Evensen:     Hi, I think we see the product tankers as part of the conventional fleet, so they would be eligible for Teekay Tankers. I didn’t quite hear your first.
Steve:     The first question is, is the Teekay Tankers carve-out dependent on the OMI deal being completed, or would you go ahead and do it even if the, for whatever reason, the OMI deal did not close?
Peter Evensen:     Oh, we would do it anyway.
Steve:     Okay, thank you, congratulations.
Peter Evensen:     It’s already part of our planning.
Operator:     Thank you, your next question comes from Daniel Barb (sp?).
Daniel Barb:     Good morning all. I just had two questions left. First, for Vince, on the accretion that’s anticipated here. Holding the product carrier rate flat over the next two years, I calculate that the acquisition should be accretive down to about a spot Suezmax’s rate of say $20,000 a day. Does that about match your expectations?
Vince Lok:     You’re looking at a break-even basis?
Daniel Barb:     That’s right, on an EPS, down to say an EPS neutral level?
Vince Lok:     That sounds about right.
Daniel Barb:     Okay, and then maybe one for Peter. Is there any conflict of interest or strategic consideration that would prevent you from structuring some kind of internal, say a lease-backs here on your spot tankers over to say a TOO?
Peter Evensen:     There isn’t, but that isn’t the intention. The intention is that Teekay Offshore has plenty of growth avenues without creating, say, leasebacks.
Daniel Barb:     Okay, thank you.
Peter Evensen:     And so that isn’t part of our growth profile that we have for that company.

Daniel Barb:     Okay, I’ll keep hypothesizing then. Thanks.
Peter Evensen:     Okay.
Operator:     Thank you, your next question comes from Chris Smith.
Chris Smith:     Yeah, hi. Can you provide some more detail on how the existing debt at OMI is going to be handled?
Vince Lok:     We’re assuming since OMI, we have, we are assuming that the banks will want to continue since we share common banks with them, but as the assets get split, of course, you’ll have to arrange different debt facilities. But we’ve already put in place bank financing, should those banks not wish to continue.
Chris Smith:     Okay, and as far as the bonds, will those just be assumed? Who do those end up with?
Vince Lok:     Yeah, there’s $200 million of high yield bonds, and so that would, those will either be repaid, or perhaps if one of the two companies takes OMI, then they could continue with the bonds?
Chris Smith:     The last, if one of the two companies...
Vince Lok:     If either Teekay or TORM takes OMI as a corporate legal entity, then those bonds could continue.
Chris Smith:     I see. Okay, so that’s still being hashed out?
Vince Lok:     Yes.
Chris Smith:     Okay.
Vince Lok:     I wouldn’t use the words “hashed out”, it is being reviewed.
Chris Smith:     Reviewed, right, thanks.
Operator:     Your next question comes from Justine Fisher.
Justine Fisher:     Hi, sorry, I think I did not withdraw the question earlier. I’m not sure what happened with the operator, but that was clearly going to be one of my questions, and I wanted to know I guess as a follow-up, whether or not who gets to assume OMI, the legal entity is determined by what percentage of the assets each of Teekay and TORM requires?

Vince Lok:     No we have decided to take roughly 50% of the assets each, and so as part of the review, we will look at seeing whether it is more efficient to have one side take the OMI legal entity, and the other side sell their assets out of that entity.
Justine Fisher:     Would it be possible for the OMI legal entity to be completely dissolved and then each side just take the steel associated with what they’re acquiring?
Vince Lok:     Yeah that’s possible.
Justine Fisher:     Okay, and then, just, sorry to harp on a technicality but...
Male Speaker:     (Inaudible)
Justine Fisher:     Sorry?
Male Speaker:     Steel and people.
Justine Fisher:     Right.
Vince Lok:     When we talk about the assets we always include the people and the operations in it.
Justine Fisher:     Right, okay, and then, but sorry again I don’t want to harp on a technicality but when you said either, so basically our options are either Teekay or TORM assumes OMI as a legal entity, in which case the bonds would go with whichever — Teekay or TORM assumes OMI. Option two is that OMI is dissolved and in that case the bonds would have to be repaid?
Vince Lok:     Yeah, there are nuances to each scenario, but that’s the general idea yes.
Justine Fisher:     Right and I guess if they were to be repaid, would, you know, they’re not callable until next year, so they would need to be tendered for?
Vince Lok:     That’s right.

Justine Fisher:     Okay, and any idea as to when, I think this question was asked before, but I’m not sure if the timeline is different as to when this review will be competed so that we all know exactly...
Vince Lok:     Well we have to go through the regulatory review Justine, and then, and that gives us enough time. I mean we’re estimating about two months for closing, so that gives us plenty of time to figure out what’s the most efficient way to look at the assets. But it may very well be that one side decides to, and it’s more efficient for one side to continue with the OMI legal entity, in which case the bonds could remain outstanding.
Justine Fisher:     Okay, and then the next question that I had, is just about the breakup fee. Would you be able to tell us how much that fee is?
Vince Lok:     No, we’re bound by confidentiality.
Justine Fisher:     Okay, and then just to double check on the product carriers that OMI, that you’re acquiring, those are some of OMI’s own product carriers, right? They’re not the time chartered end product carriers?
Vince Lok:     That is correct.
Justine Fisher:     Okay, and then a question about the creation of Teekay tankers, vis-a-vis again, Teekay’s existing bonds. Can you just go over again, to refresh memories, as to what the guarantees are between Teekay and MLP subsidiaries? Because I guess previously if there were still conventional tankers at Teekay Corp. and the bonds are outstanding at Teekay Corp., then they would still have those assets behind them, but depending on what goes into Teekay Tankers, can you just explain to us what the guarantee, or the subsidiary relationship would be between those MLP’s and Teekay Corp?
Vince Lok:     None of the subsidiary companies guarantee Teekay’s obligations, and it’s not the intention that Teekay Tankers would guarantee any of Teekay’s obligations. We also think though, that we’ll remain plenty of assets up to Teekay so that we won’t have any problem with the existing bond indentured Teekay Corporation.
Justine Fisher:     So there would be, there would remain sufficient tanker assets at Teekay Corp. to satisfy the bond indenture?
Vince Lok:     That’s right.
Justine Fisher:     Okay, thanks very much.
Bjorn Moller:     Thank you.

Operator:     Thank you. Your next question comes from Angelo Libatore: (sp?)
Bjorn Moller:     Hello? Angelo, are you there?
Angelo Libatore:     Can I be heard?
Bjorn Moller:     Yeah, now you can be heard.
Angelo Libatore:     Okay thank you, I apologize if this has been discussed already, but I wanted to know if this asset purchase was a culmination of a competitive bidding process.
Peter Evensen:     Yes, indeed it was.
Angelo Libatore:     Okay, thank you.
Operator:     Your next question comes from Jordon Ellier (sp?).
Jordon Ellier:     Yeah hi, just a real quick question. How do you think about, you mentioned accretive in ’07, you mentioned sort of a sense for 2008, I’m wondering, based on whatever rate forecast you’re looking at, to how much do you think you capture in 2007 from an accretion standpoint?
Vince Lok:     Yeah, I guess that will depend on when we would achieve a lot of the synergies. I think, as a rough indicator, the accretion would be roughly about 5%, I think in ’07.
Jordon Ellier:     The synergies I imagine, would be able to come relatively quickly, although, and I’m just curious here, your thoughts on how hard it would be to get at sort of that 20 million?
Peter Evensen:     Well I think the given the complementary nature of OMI business with Teekay’s, it’s probably, it’s logical to think that there are a lot of overlap of functions, especially in the corporate functions. So I think you’re right, we’re assuming here that we would be able to achieve those commencing in 2008, but it could be sooner.
Jordon Ellier:     Presumably, you know, it used to be sort of straight forward with your, you know the leverage factors, you know, as a primarily Aframax fleet. I imagine now there’ll be a new way to sort of have to think about the leverage to rates on your business going forward?
Vince Lok:     Well I guess in the near term we still have most of the OMI assets on fixed-rate charters. There are, we are adding some spot vessels, so we’ll be looking at that rule of thumb and update you on the next quarterly call.

Jordon Ellier:     Okay great, thanks very much.
Bjorn Moller:     Even the spot assets, even through OMI has essentially only three, equivalent of three Suezmax’s on the spot, some of the ships are, out of 13 ships, three are pure spots, six are on physical time charters, and four are covered off by the (inaudible) transactions. Those four are actually trading in the single voyage market, so it adds seven Suezmax tankers to the spot presence of Teekay, and therefore will, in our view, generate revenue synergies almost immediately.
Jordon Ellier:     Thank you.
Operator:     At this time, in order to ask a question, press star-one on your telephone keypad.
Bjorn Moller:     Okay, if there are not any further questions I’d like to thank you all for joining us this morning. We’re very excited about this major strategic move for Teekay, and we look forward to implementing the transaction. Have a great day. Thank you.
Operator:     Thank you and this does conclude today’s conference call. You may now disconnect.